Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

(in thousands)

	For the years ended December 31,					For the six months ended June 30,
	2012	2013	2014	2015	2016	2107
Earnings:
Net loss	$(21,194)	$(11,149)	$(30,712)	$(14,197)	$(11,164)	$(2,010)
Add: Fixed charges	2,069	1,380	767	725	408	18
Earnings as defined	$(19,125)	$(9,769)	$(29,945)	$(13,472)	$(10,756)	$(1,992)

Fixed charges:
Interest expensed	$1,325	$840	$500	$553	$292	$-
Amortization of debt discount and deferred financing costs	664	488	226	137	81	-
Estimated interest component of rent expense	80	52	41	35	35	18
Total fixed charges	$2,069	$1,380	$767	$725	$408	$18
Preferred stock dividends	-	-	-	-	-	-
Total fixed charges and preferred stock dividends	$2,069	$1,380	$767	$725	$408	$18

Ratio of earnings to fixed charges(1)	N/A	N/A	N/A	N/A	N/A	N/A

Ratio of earnings to fixed charges and preferred stock dividends(1)	N/A	N/A	N/A	N/A	N/A	N/A
Deficiency of earnings available to cover fixed charges	$(21,194)	$(11,149)	$(30,712)	$(14,197)	$(11,164)	$(2,010)

(1)

We reported a net loss for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 and would have needed to generate additional income of approximately $21.2 million, $11.1 million, $30.7 million, $14.2 million and $11.2 million, respectively, to cover our fixed charges and combined fixed charges and preferred stock dividends of approximately $2.1 million, $1.4 million, $0.8 million, $0.7 million and $0.4 million, respectively. We reported a net loss for the six months ended June 30, 2017 and would have needed to generate additional income of approximately $2.0 million to cover our fixed charges and combined fixed charges and preferred stock dividends of approximately $18,000.